                                                                                                                                              SEC File # 333-172375

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM AW
Withdrawal of redlined Post-Effective Amendment #2
dated June 4, 2012 to Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PANEX RESOURCES INC.

(Exact name of registrant as specified in its charter)

Nevada	1000	00-0000000
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Coresco AG, Level 3, Gotthardstrasse 20, 6304, Zug, Switzerland

Telephone: +41 41-711-0281

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Agent for Service:
Mr. Klaus Eckhof
Panex Resources Inc.
Coresco AG
Level 3
Gotthardstrasse 20, 6304
Zug, Switzerland
Telephone: +41 7887 96966
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

EXPLANATORY NOTE

This Form AW is being filed in order to withdraw the redlined version of the Form S-1 – Post-effective Amendment #2 filed June 6, 2012 with the Securities and Exchange Commission under Registration Statement No. 333-172375.

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June 12, 2012

Dear Sirs:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, Panex Resources Inc. (the “Company”) respectfully requests the withdrawal of the filing dated June 6, 2012 made under Form S-1, as the redlined Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1(SEC Accession No. 0001108078-000240).

After discussions with the SEC Staff, the Company understands that the “Flag” that was used for EDGAR identification purposes incorrectly identified the above referenced redlined Post-Effective Amendment No. 2 as a post-effective amendment (POSAM) rather than a non-public correspondence file (CORRESP).

The Company confirms that no securities have been sold in connection with Post Effective Amendment No. 2.

Sincerely,

Panex Resources Inc.

Per:  /s/ Klaus Eckhof

Klaus Eckhof
Director, Chief Executive Officer,
President, and
Principal Executive Officer

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